February 16, 2018

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Vanguard Index Funds (the “Trust”)
Registration No. 2-56846
File No. 811-02652 - Request for Withdrawal

Commissioners:

Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust requests the withdrawal of Post-Effective
Amendment Nos. 149, 150, 151, 152, 154, 156, 157, 159, 160, 161, 162, 163, 164, and 165. By way of further background:

  Post-Effective Amendment No. 149 was filed under Rule 485(a) on December 23, 2016 (Accession No. 0000932471-16-015027), to add Institutional Shares and Institutional Plus Shares
  of Vanguard 500 Index   Fund, a series of the Trust. We requested that Post-Effective Amendment No. 149 become effective on March 1, 2017.
  Post-Effective Amendment No. 150 was filed under Rule 485(a) on January 11, 2017 (Accession No. 0000932471-17-000072), for the sole purpose of adding the expected expense ratios
  for the Institutional   Shares and Institutional Plus Shares of Vanguard 500 Index Fund. Post-Effective Amendment No. 150 requested a new effective date of March 13, 2017.
  Post-Effective Amendment No. 151 was filed under Rule 485(b) on March 10, 2017 (Accession No. 0000932471-17-003504), for the sole purpose of extending to April 11, 2017,
  the then-pending effective   date of Post-Effective Amendment No. 150.
  Post-Effective Amendment No. 152 was filed under Rule 485(b) on April 10, 2017 (Accession No. 0000932471-17-003756), for the sole purpose of extending to May 10, 2017,
  the then-pending effective   date of Post-Effective Amendment No. 151.
  Post-Effective Amendment No. 154 was filed under Rule 485(b) on May 8, 2017 (Accession No. 0000932471-17-004061), for the sole purpose of extending to June 7, 2017,
  the then-pending effective   date of Post-Effective Amendment No. 152.
  Post-Effective Amendment No. 156 was filed under Rule 485(b) on June 6, 2017 (Accession No. 0000932471-17-004330), for the sole purpose of extending to July 6, 2017,
  the then-pending effective   date of Post-Effective Amendment No. 154.
  Post-Effective Amendment No. 157 was filed under Rule 485(b) on July 5, 2017 (Accession No. 0000932471-17-004485), for the sole purpose of extending to August 4, 2017,
  the then-pending effective   date of Post-Effective Amendment No. 156.

  Post-Effective Amendment No. 159 was filed under Rule 485(b) on August 2, 2017 (Accession No. 0000932471-17-004725), for the sole purpose of extending to September 1, 2017,
  the then-pending   effective date of Post-Effective Amendment No. 157.
  Post-Effective Amendment No. 160 was filed under Rule 485(b) on August 31, 2017 (Accession No. 0000932471-17-005286), for the sole purpose of extending to September 29, 2017,
  the then-pending   effective date of Post-Effective Amendment No. 159.
  Post-Effective Amendment No. 161 was filed under Rule 485(b) on September 28, 2017 (Accession No. 0000932471-17-005417), for the sole purpose of extending to October 27, 2017,
  the then-pending   effective date of Post-Effective Amendment No. 160.
  Post-Effective Amendment No. 162 was filed under Rule 485(b) on October 26, 2017 (Accession No. 0000932471-17-005539), for the sole purpose of extending to November 25, 2017,
  the then-pending   effective date of Post-Effective Amendment No. 161.
  Post-Effective Amendment No. 163 was filed under Rule 485(b) on November 22, 2017 (Accession No. 0000932471-17-005666), for the sole purpose of extending to December 22, 2017,
  the then-pending   effective date of Post-Effective Amendment No. 162.
  Post-Effective Amendment No. 164 was filed under Rule 485(b) on December 21, 2017 (Accession No. 0000932471-17-006033), for the sole purpose of extending to January 19, 2018,
  the then-pending   effective date of Post-Effective Amendment No. 163.
  Post-Effective Amendment No. 165 was filed under Rule 485(b) on January 18, 2018 (Accession No. 0000932471-18-000069), for the sole purpose of extending to February 17, 2018,
  the then-pending   effective date of Post-Effective Amendment No. 164.

The Trust requests the withdrawal of each Amendment on the grounds that it has no plans to proceed with offering Institutional Shares and Institutional Plus Shares of Vanguard 500 Index Fund at this time. No securities were sold in connection with this offering.

Please direct any communications concerning this filing to Paul W. Scott at (610) 503-0211. Thank you.

Sincerely,
VANGUARD INDEX FUNDS

Laura J. Merianos
Assistant Secretary

cc: Lisa N. Larkin.
U.S. Securities and Exchange Commission